UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 13)1

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

13781Y103

(CUSIP Number)

ELLIOT COOPERSTONE

ITC RUMBA, LLC

One Vanderbilt Ave, Suite 2400

New York, NY 10017

(646) 930-1531

CHRISTIAN WILSON, ESQ.

AUDREY S. LEIGH, ESQ.

GOODWIN PROCTER LLP

620 Eighth Avenue

New York, New York 10019

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS ITC Rumba, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 580,102(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 580,102(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,102(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(2)
14	TYPE OF REPORTING PERSON OO

1.

Represents 580,102 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cano Health, Inc. (the “Issuer”), after giving effect to the 1-for-100 reverse stock split which the Issuer effectuated on November 3, 2023 (the “Reverse Stock Split”). The shares of Class A Common Stock of the Issuer are held directly by ITC Rumba, LLC. Elliot Cooperstone (included below) is the Founder and Managing Partner of ITC Rumba, LLC. Therefore, Mr. Cooperstone may be deemed the beneficial owner of the shares held by ITC Rumba, LLC with voting and dispositive control over such securities.

2.

The percentage reported in Item 13 is based on (i) 2,887,608 shares of Class A Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023, and (ii) 1,597,809 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer previously converted into Class A Common Stock by ITC Rumba, LLC. Does not include 2,518,894 shares of Class B Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon the outstanding 2,887,608 shares of Class A Common Stock and 2,518,894 shares of Class B Common Stock outstanding as of November 13, 2023, the Reporting Person beneficially owned 10.7% of the Issuer’s Class A Common Stock and Class B Common Stock.

1	NAME OF REPORTING PERSONS Elliot Cooperstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148
	8	SHARED VOTING POWER 580,102(1)
	9	SOLE DISPOSITIVE POWER 148
	10	SHARED DISPOSITIVE POWER 580,102(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,250(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%(3)
14	TYPE OF REPORTING PERSON IN

1.

Represents 580,102 shares of Class A Common Stock of the Issuer, after giving effect to the Reverse Stock Split. The shares of Class A Common Stock of the Issuer are held directly by ITC Rumba, LLC. Mr. Cooperstone is the Founder and Managing Partner of ITC Rumba, LLC. Consequently, Mr. Cooperstone may be deemed the beneficial owner of the shares held by ITC Rumba, LLC with voting and dispositive control over such securities.

2.	Includes 148 shares of Class A Common Stock held directly by Mr. Cooperstone.
3.

The percentage reported in Item 13 is based on (i) 2,887,608 shares of Class A Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,597,809 shares of Class B Common Stock of the Issuer previously converted into Class A Common Stock by ITC Rumba, LLC. Does not include 2,518,894 shares of Class B Common Stock of the Issuer outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023. Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon the outstanding 2,887,608 shares of Class A Common Stock and 2,518,894 shares of Class B Common Stock outstanding as of November 13, 2023, the Reporting Person beneficially owned 10.7% of the Issuer’s Class A Common Stock and Class B Common Stock.

Explanatory Note

This Amendment No. 13 (“Amendment No. 13”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Person on April 4, 2023, as amended (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 13 shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percent of class was calculated based on (i) 2,887,608 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2023, and (ii) 1,597,809 shares of Class B Common Stock previously converted into Class A Common Stock by ITC Rumba, LLC. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the option of the holder.

Mr. Cooperstone directly holds 148 shares of Class A Common Stock of the Issuer. ITC Rumba, LLC directly holds 580,102 shares of Class A Common Stock of the Issuer. Cooperstone is the Founder and Managing Partner of ITC Rumba, LLC and may be deemed the beneficial owner of the shares held by ITC Rumba, LLC with voting and dispositive control over such securities.

(c) On each of December 15, 2023 and January 12, 2024, ITC Rumba, LLC exchanged 532,603 and 1,065,206 PCIH Common Units, respectively, together with the surrender and cancellation of the same number of shares of Class B Common Stock, for an equal number of shares of Class A Common Stock, pursuant to the Second Amended and Restated Limited Liability Company Agreement of Primary Care (ITC) Intermediate Holdings, LLC.

None of the Reporting Persons has effected any transactions related to shares of Class A Common Stock during the past 60 days, except for the following dispositions (all of which previously have been reported or will be reported on Form 4s filed pursuant to Section 16(a) of the Act):

Reporting Person Who Effected The Transaction	Date of Transaction	Number of Shares	Type of Security	Price Per Share(1)	Where and How Transaction Was Effected
ITC Rumba, LLC	12/21/2023	89,152	Class A Common Stock	$5.7340	Open market sale on NYSE
ITC Rumba, LLC	12/22/2023	27,377	Class A Common Stock	$5.6539	Open market sale on NYSE
ITC Rumba, LLC	12/26/2023	21,154	Class A Common Stock	$5.4422	Open market sale on NYSE
ITC Rumba, LLC	12/27/2023	37,607	Class A Common Stock	$5.6471	Open market sale on NYSE

ITC Rumba, LLC	12/28/2023	41,197	Class A Common Stock	$6.0011	Open market sale on NYSE
ITC Rumba, LLC	12/29/2023	35,112	Class A Common Stock	$5.9992	Open market sale on NYSE
ITC Rumba, LLC	01/02/2024	43,505	Class A Common Stock	$5.4168	Open market sale on NYSE
ITC Rumba, LLC	01/03/2024	75,000	Class A Common Stock	$4.3557	Open market sale on NYSE
ITC Rumba, LLC	01/04/2024	13,328	Class A Common Stock	$3.9989	Open market sale on NYSE
ITC Rumba, LLC	01/05/2024	25,000	Class A Common Stock	$3.8493	Open market sale on NYSE
ITC Rumba, LLC	01/08/2024	25,000	Class A Common Stock	$3.8221	Open market sale on NYSE
ITC Rumba, LLC	01/09/2024	25,000	Class A Common Stock	$3.7469	Open market sale on NYSE
ITC Rumba, LLC	01/10/2024	25,000	Class A Common Stock	$3.7317	Open market sale on NYSE
ITC Rumba, LLC	01/11/2024	25,000	Class A Common Stock	$3.5916	Open market sale on NYSE
ITC Rumba, LLC	01/12/2024	24,171	Class A Common Stock	$3.3047	Open market sale on NYSE
ITC Rumba, LLC	01/17/2024	100,000	Class A Common Stock	$2.3155	Open market sale on NYSE
ITC Rumba, LLC	01/18/2024	100,000	Class A Common Stock	$1.9125	Open market sale on NYSE
ITC Rumba, LLC	01/22/2024	125,000	Class A Common Stock	$2.5021	Open market sale on NYSE
ITC Rumba, LLC	01/23/2024	73,034	Class A Common Stock	$2.9411	Open market sale on NYSE
ITC Rumba, LLC	01/24/2024	35,808	Class A Common Stock	$2.8377	Open market sale on NYSE
ITC Rumba, LLC	01/25/2024	18,569	Class A Common Stock	$2.5828	Open market sale on NYSE
ITC Rumba, LLC	01/26/2024	32,693	Class A Common Stock	$2.7448	Open market sale on NYSE

(1)	The price reported is a weighted average price for shares sold in multiple transactions on the same date.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock of the Issuer reported by this Schedule 13D.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

ITC Rumba, LLC

By:	/s/ Elliot Cooperstone
	Name:	Elliot Cooperstone
	Title:	Managing Partner

/s/ Elliot Cooperstone
Elliot Cooperstone